Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense and amortization of deferred financing costs.  We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
	2005		2006		2007		2008		2009
	(in thousands)
Income from continuing operations before income taxes	$39,674		$58,252		$67,591		$77,619		$82,111
Interest expense	34,771		47,611		44,092		39,746		39,075
Income before fixed charges	$74,445		$105,863		$111,683		$117,365		$121,186

Interest expense	$34,771		$47,611		$44,092		$39,746		$39,075
Preferred stock dividends	11,385		9,923		9,923		9,714		9,086
Total fixed charges and preferred dividends	$46,156		$57,534		$54,015		$49,460		$48,161
Earnings / combined fixed charges and preferred dividends coverage ratio	1.6	x	1.8	x	2.1	x	2.4	x	2.5	x